Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

National Penn Bancshares, Inc.:

We consent to the use of our reports dated February 27, 2015 with respect to the consolidated balance sheets of National Penn Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of the Company incorporated by reference herein and to the reference to our firm under the heading “Experts” in this Registration Statement on Form S-4.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 25, 2015